UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Centrue Financial Corporation (CFCB)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15643B2051
(CUSIP Number)

Andrew Jose

Compliance Officer

FJ Capital Management LLC

1313 Dolley Madison Blvd, Suite 306,
McLean, VA. 22101
703-875-8378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/26/2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643B2051

1. Name of Reporting Persons: FJ Capital Management, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: AF; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	636, 911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	636,911

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	9.78% (4)

14. Type of Reporting Person IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(4)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: Financial Opportunity Fund LLC (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	125,000 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	125,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	1.92% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: Martin Friedman (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: AF; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	636, 911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	636,911

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	9.78% (4)

14. Type of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(4)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: Bridge Equities III, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (2)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	7.86% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC.

(3)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: SunBridge Manager, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (2)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	7.86% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member.

(3)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: SunBridge Holdings, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	7.86% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

(3)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

1. Name of Reporting Persons: Realty Investment Company, Inc. (1)

2. Check the Appropriate Box If a Member of a Group	a. ☑
b. ☐

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	7.86% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

(3)	Based on 6,513,694 shares of common stock outstanding as of November 09, 2016; according to the 10-Q with the Securities and Exchange Commission, which was filed November 09, 2016.

CUSIP No. 15643B2051

This statement on Schedule 13D is filed by FJ Capital Management, LLC (“FJ Management”); Financial Opportunity Fund LLC; Martin S. Friedman (“Managing Member”); Bridge Equities III, LLC (“Bridge”), SunBridge Manager, LLC (“SBM”); SunBridge Holdings, LLC (“SBH”); and Realty Investment Company, Inc. (“Realty”) (together, the “Reporting Persons”).

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015 on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centrue Financial Corporation, a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of date hereof:

On January 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer will merge with an into a wholly owned subsidiary (“Merger Sub”) of Midland States Bancorp, Inc., an Illinois corporation (“Midland”). Pursuant to the Merger Agreement, the Reporting Persons will receive a combination of cash and Midland stock in return for their shares of Common Stock, as reported herein. In connection with the Merger Agreement, Midland and Merger Sub entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer’s directors and certain of its principal stockholders, including Financial Opportunity Fund LLC and Bridge Equities III, LLC (the record owners of the shares of Common Stock reported herein). Subject to the terms and conditions of the Voting Agreement, Financial Opportunity Fund LLC, Bridge Equities III, LLC and the other counterparties thereto have agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and against any competing transaction. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which was previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer (File No. 001-37574) on January 26, 2017 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 6,513,694 shares of common stock outstanding as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

(a)	All Reporting Persons

FJ Capital Management, LLC

Number of shares: 636,911

Percentage of shares: 9.78%

Financial Opportunity Fund LLC

Number of shares: 125,000

Percentage of shares: 1.92%

Martin Friedman

Number of shares: 636,911

Percentage of shares: 9.78%

Bridge Equities III, LLC (Bridge)

Number of shares: 511,911

Percentage of shares: 7.86%

CUSIP No. 15643B2051

SunBridge Manager, LLC (SBM)

Number of shares: 511,911

Percentage of shares: 7.86%

SunBridge Holdings, LLC (SBH)

Number of shares: 511,911

Percentage of shares: 7.86%

Realty Investment Company, Inc. (Realty)

Number of shares: 511,911

Percentage of shares: 7.86%

(b)

FJ Capital Management, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 636,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Financial Opportunity Fund, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 125,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Martin Friedman

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 636,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Bridge

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

SBM

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

SBH

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

CUSIP No. 15643B2051

Realty

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

Martin Friedman shares voting and dispositive power over the shares held as managing member of FJ Capital Management, LLC. Bridge shares voting power over the shares held by it with SBM, as managing member of Bridge; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Management, as sub-investment advisor of Bridge; and Martin Friedman as managing member of FJ Capital Management Management.

(c)	None of the Reporting Persons has engaged in any transactions in shares of Common Stock in the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
(e)	Not Applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

The information set forth in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2017	FJ Capital MANAGEMENT, LLC By: /s/ Martin S. Friedman Name: Martin S. Friedman Title: Managing Member /s/ Martin S. Friedman MARTIN S. FRIEDMAN

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By:        /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Manager, LLC

By:        /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Holdings, LLC

By: Realty Investment Company, Inc., its Manager

By:        /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

realty investment company, inc.

By:        /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

CUSIP No. 15643B2051

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13D, and all amendments thereto, relating to the Restricted Stock of Centrue Finanial Corporation shall be filed on behalf of the undersigned.

FJ Capital Management LLC	Bridge Equities III, LLC
By: SunBridge Manager, LLC, its Managing Member

By: /s/ Martin S. Friedman	By: /s/ Christine A. Shreve
Name: Martin S. Friedman	Name: Christine A. Shreve
Title: Managing Member	Title: Manager

SunBridge Manager, LLC

/s/ Martin S. Friedman
MARTIN S. FRIEDMAN	By: /s/ Christine A. Shreve
Name: Christine A. Shreve
Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

By: /s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President

realty investment company, inc.

By: /s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President